May 27, 2005

Via edgar and facsimile

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	XenoPort, Inc.
Registration Statement on Form S-1 (File No. 333-122156)

Ladies and Gentlemen:

     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we, as representatives of the several Underwriters, hereby join in the request of XenoPort, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement to 3:00 p.m. (NYT) on Wednesday, June 1, 2005, or as soon thereafter as is practicable.

     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 16, 2005, through the date hereof:

     Preliminary Prospectus dated May 16, 2005:

     11,500 copies to prospective underwriters, institutional investors, dealers and others

     The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED As Representative of the several Underwriters

By:	/s/ CATHY J. FRIEDMAN

Name: Cathy J. Friedman
Title: Managing Director